# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; Cam C. Hoang, Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, (612) 492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC); sole voting power 1,400,000; shared voting power 0; sole dispositive power 1,400,000; shared dispositive power 0; aggregate amount beneficially owned 1,400,000 (42.4% of the class)
  Comment: Endeavor Blockchain, LLC is 100% owned Joshua Kilgore, the managing member.
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,000; shared voting power 0; sole dispositive power 8,000; shared dispositive power 0; aggregate amount beneficially owned 8,000 (0.2% of the class)
- Cody Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 75,000; shared voting power 0; sole dispositive power 75,000; shared dispositive power 0; aggregate amount beneficially owned 75,000 (2.3% of the class)
- PM Squared, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 2,297; shared voting power 0; sole dispositive power 2,297; shared dispositive power 0; aggregate amount beneficially owned 2,297 (0.1% of the class)
  Comment: PM Squared, LLC is 100% owned by Phil Stanley, the managing member.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059

## Item 2. Identity and Background
Name of person filing:
i) Endeavor Blockchain, LLC
ii) Joshua Kilgore
iii) Cody Smith
iv) PM Squared, LLC
(Together, the "Reporting Persons")

Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No 3 to Schedule 13D.
Residence or business address:
i) and ii) Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903
iii) Cody Smith: 3801 Bent Elm Ln., Forth Worth,, TX
iv) PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109
Present principal occupation or employment: Each of the Reporting Persons are engaged in the business of investment. See Item 2(a).
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
i) Arkansas
ii) United States
iii) United States
iv) Texas

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
i) WC
ii) PF
iii) PF
iv) WC

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the common shares (the "Shares") of Mawson Infrastructure Group, Inc. (the "Issuer") based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons have attempted to engage with the Issuer's management and Board of Directors regarding opportunities for value creation and strategic partnership.

These attempts have included invitations to the Issuer's Board to discuss:

- The Reporting Persons' analysis of the Issuer's capital structure;
- Long-term strategic support for the Issuer from the Reporting Persons and Big Digital Energy LLC ("BDE"), a subsidiary of Endeavor Blockchain,LLC;
- A potential tender offer that would provide Issuer stockholders who wish to exit a cash premium to the trading price for a portion of the outstanding shares; and
- Additional equity capital, including via the issuance of preferred securities, to address near-term obligations and fund future growth.

If pursued, and subject to further evaluation, negotiation, financing, regulatory considerations, and approvals, these discussions could result in the Reporting Persons owning a majority of the outstanding Shares and appointing a majority of members to the Board of Directors, recapitalization of the Issuer, and related amendments to the Issuer's charter documents establishing, among other terms, the rights and obligations of any holders of newly issued equity.

The Reporting Persons may engage in discussions with stockholders of the Issuer or other third parties about these matters. Any potential tender offer referenced herein remains preliminary and subject to further evaluation, and no tender offer has been commenced, planned, or authorized as of the date of this Schedule 13D. There are no agreements, arrangements, or understandings currently in place with respect to any such transactions

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its business, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Except as otherwise noted, the percentages used in this Amendment No. 3 to Schedule 13D are based upon 3,304,639 Shares outstanding as of December 17, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025 and the Issuer's Current Report filed on December 17, 2025. All Shares are reported post 1 to 20 reverse stock split effective November 20, 2025.
See rows (11) and (13) of the cover pages to this Amendment No. 3 to Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on January 21, 2026. The filing of this Amendment No. 3 to Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Total aggregate shares owned by Reporting Persons: 1,485,297 as of January 21, 2026.
Total aggregate percentage of class owned by Reporting Persons: 44.9% as of January 21, 2026.

As of the close of business on November 24, 2025, each of the Reporting Persons beneficially owned the number and percentage of Shares reported below, in the aggregate exceeding 5% of the 1,143,260 Shares outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025:
i) Endeavor BlockChain, LLC: 93,914 Shares (8.2%)
ii) Joshua Kilgore: 1 Share (0.0%)
iii) Cody Smith: 0 Shares (0.0%)
iv) PM Squared, LLC: 0 Shares (0.0%)

The transactions in which these Shares were acquired, and subsequent transactions up to December 22, 2026 (the date that the Reporting Persons originally filed a Schedule 13D) are listed in Exhibit 99.2, along with running totals of the aggregate number and percentage of Shares beneficially owned as a percentage of 1,143,260 Shares outstanding.
All of the Shares were acquired using the source of funds disclosed in row (4) of the cover pages to this Amendment No. 3 to Schedule 13D. The Shares were acquired through open-market purchases.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 3 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition. These representations are applicable to all the Shares described in Item 5(a) and Exhibit 99.2.
Transactions in the class effected during the past sixty days:
i) Purchase of 140,000 Shares by Endeavor Blockchain, LLC on January 16, 2026, at an average weighted price of $4.68 per share through open-market purchases.
ii) None
iii) None
iv) None
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The Joint Filing Agreement entered into by the Reporting Persons as of January 6, 2026, and attached as Exhibit 99.1 to Amendment No. 1 to Schedule 13D is incorporated herein by reference.
Exhibit 99.2 - Item 5(a) Schedule of Transactions

## Signatures
- Endeavor Blockchain, LLC: Joshua Kilgore, Managing Member (01/21/2026)
- Joshua Kilgore: Joshua Kilgore, Individual (01/21/2026)
- Cody Smith: Cody Smith, Individual (01/21/2026)
- PM Squared, LLC: Phil Stanley, Managing Member (01/21/2025)